OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

ARO Holdings LLC

906 E.5th St
#106
Austin, TX 78702

www.shop-aro.com



A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

INVESTMENT TYPE

Revenue Sharing Promissory Notes

Maximum $107,000 of Revenue Sharing Promissory Notes

Minimum $10,000 of Revenue Sharing Promissory Notes

Company	ARO Holdings, LLC
Corporate Address	906 E.5th St. #106, Austin, TX 78702
Description of Business	We hand-pick the best independent + emerging designers from around the country and curate them in a way that makes shopping fun and not overwhelming. Our collection of jewelry, clothing, shoes, and home goods provides the customer with unique, accessible options for cultivating a personal yet of-the-moment style.
	ARO was formed as a partnership on September 20, 2014, however, we did not launch our e-commerce site until late 2014. On June 14, 2016, ARO changed from a partnership to a LLC (ARO Holdings LLC).
Type of Security Offered	Revenue Sharing Promissory Note
Investment Mulitple	1.5x initial investment
Percent of Gross Profit	20%
Minimum Investment Amount (per investor)	$100.00

Investors will receive 20% of gross profit (excluding any gross profit attributable to rebates or refunds) each quarter until 100% of your principal is returned plus 50% on top.

Perks*

$100+ If you invest $100, you will receive a custom **ARO** Tote Bag.

$250+ If you invest $250, we will hook you up with a tote bag filled with a selection of

apothecary items, with a $50 retail value.

$1,000+ If you invest $1,000, you will receive a tote bag filled with a selection of apothecary items, with a $50 retail value and 10% discount on all web purchases for the duration of the loan.

$2,500+ If you invest $2,500, you will receive 25% discount on all web purchases for the duration of the loan, as well as a tote bag filled with a selection of apothecary items, with a $50 retail value.

$5,000+ If you invest $5,000, you will receive a $100 gift card, 35% discount on web purchases for the duration of the loan, as well as a tote bag filled with a selection of apothecary items, with a $50 retail value.

All perks occur after the offering is completed.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).


THE COMPANY AND ITS BUSINESS


The company's business

Description of Business

We hand-pick the best independent + emerging designers from around the country and curate them in a way that makes shopping fun and not overwhelming. We believe that our collection of jewelry, clothing, shoes, and home goods provides the customer with unique, accessible options for cultivating a personal yet of-the-moment style. ARO operates and conducts sales both in person through our brick-and-mortar location in Austin, Texas as well as online through e-commerce via our website.

ARO was formed as a partnership on September 20, 2014, however, we did not launch our e-commerce site until late 2014. On June 14, 2016, ARO changed from a partnership to a LLC (ARO Holdings LLC).

Competition

There is retail competition for ARO both nationwide, via e-commerce sites, and within Austin. We compete with a few other brick-and-mortar shops that carry similar merchandise and follow similar trends.

Liabilities and Litigation

The company is currently not involved in any litigation. The business liabilities are currently debt related.

The team

Officers and directors

Leslie Hernandez	Managing Member, Creative Director & Founder

Leslie Hernandez
Leslie Hernandez has been the founder, managing member, and creative director of ARO, since its start in 2014. She is a long time fashion enthusiast with a background in retail, e-commerce, and design. Leslie's career in fashion began while in college at the University of Massachusetts, studying marketing while simultaneously working for successful retailers Intermix, Sonia Rykiel, and Yigal Azroul. Leslie's career shifted towards corporate fashion when she moved to New York City in 2010. During her time in New York, Leslie worked among aspiring designers and fashion industry legends. She led the companies she worked for in e-commerce, online marketing, public relations and influence marketing. She gained her appreciation for independent designers during this time, while working for by boe, Jenny Bird and Eugenia Kim. Leslie's appreciation for independent designers motivated her to create a retail platform for their ideas, and ARO was born.

Number of Employees: 4

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Investment Risk** A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.
- **Competition Risk** We will compete with larger, established companies who

currently have products on the markets and/or various respective product development programs. They have much better financial means and access to marketing and human resources than we do at this time. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

- **Going Concern Note Risk** Our ability to continue as a going concern for the next twelve to eighteen months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

- **Anticipation Risk** Our success as a retail company depends on knowing our customer and being able to anticipate what that customer needs and wants. We also need to anticipate consumer trends in fashion and retail spending. If we are unable to design, produce and buy items that the customer wants, our business could be affected in the short or long term.

- **Plaza Saltillo Construction** Our business could be temporarily affected by the neighborhood development and large-scale construction taking place across the street from our brick-and-mortar store location in East Austin. During this time, we may see an impact to in-store foot traffic due to lower visibility of the store front. We expect that this construction will help increase foot traffic in the long run, but may have a negative impact temporarily.

- **Brand Protection Risk** Any failure or inability to protect our name could diminish the value of our brand. If we are unable to protect our name and brand from predation, plagiarism, or competitor behavior, the value of our name and consumer confidence in our brand could be diminished.

- **Profit Risk in Sales and Discounts** The overall profitability of sales may decline as a result of seasonal discounts and markdowns, higher operating costs and competition with suppliers. The retail business is subject to significant pressure on costs and pricing caused by many factors including: competition from suppliers and other brands, seasonal discounts or markdowns and higher operating costs. These factors can have an adverse effect on our regular sales, retail markup, gross profit, profit margins, and overall financial condition.

- **Credit Risk** Financing and credit may not always be available when needed for acquiring new merchandise. Issuing equity or acquiring additional debt may be necessary in order to obtain working capital.

- **Economic Downturn Risk** An economic downturn or unforeseen geo-political event may adversely affect consumer discretionary spending and demand for our products. Due to consumer spending behavior and economic conditions, we may experience an adverse impact on our business. Discretionary income used to purchase our products could be limited during such an economic downturn.

- **Cybersecurity Risk** Our business generates sales and profit from e-commerce as

well as in-store purchases. An unforeseen cybersecurity event could have a negative impact our e-commerce sales, website viability, or consumer confidence regarding privacy concerns with online shopping. This impact could be short or long term.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Leslie Hernandez, 81.0% ownership, Membership Certificates

Classes of securities

- Membership Interests: 100

Voting Rights

Holders of our membership certificates are entitled to vote on all matters submitted to a vote in regards to the corporate actions of ARO Holdings.

Distribution Rights

For purposes of this Agreement "net profits" and "net losses" mean the profits or losses of theCompany resulting from the conduct of the Company's business, after all expenses, including depreciation allowance, incurred in connection with the conduct of its business for which such expenses have been accounted.The term "cash receipts" shall mean all cash receipts of the Company from whatever source derived, including without limitation capital contributions made by the Member(s); the proceeds of any sale, exchange, condemnation or other disposition of all or any part of the assets of the 3Company; the proceeds of any loan to the Company; the proceeds of any mortgage or refinancing of any mortgage on all or any part of the assets of the Company; the proceeds of any insurance policy for fire or other casualty damage payable to the Company; and the proceeds from the liquidation of assets of the Company following termination.The term "capital transactions" shall mean any of the following: the sale of all or any part of the assets of the Company; the refinancing of mortgages or other liabilities of the Company; the receipt of insurance proceeds; and any other receipts or proceeds are attributable to capital.

Rights to Receive Liquidation Distributions

The Company shall terminate upon the occurrence of any of the following : (i) the election by the Members to dissolve the Company made by the unanimous vote or consent of the Members; (ii) the occurrence of a Withdrawal Event with respect to a Member and the failure of the remaining Members to elect to continue the business of the Company as provided for in this Agreement above; or (iii) any other event which pursuant to this Agreement, as the same may hereafter be amended, shall cause a termination of the Company.

The liquidation of the Company shall be conducted and supervised by a person designated for such purposes by the affirmative vote or consent of Members holding a majority of theMembers' Percentage Interests (the "Liquidating Agent"). The Liquidating Agent hereby is authorized and empowered to execute any and all documents and to take any and all actions necessary or desirable to effectuate the dissolution and liquidation of the Company in accordance with this Agreement.

Promptly after the termination of the Company, the Liquidating Agent shall cause to be prepared and furnished to the Members a statement setting forth the assets and liabilities of the Company as of the date of termination. The Liquidating Agent, to the extent practicable,shall liquidate the assets of the Company as promptly as possible, but in an orderly and businesslike manner so as not to involve undue sacrifice.

The proceeds of sale and all other assets of the Company shall be applied and distributed in the following order of priority: (1) to the payment of the expenses of liquidation and the debts and liabilities of the Company, other than debts and liabilities to Members; (2) to the payment of debts and liabilities to Members; (3) to the setting up of any reserves which the Liquidating Agent may deem necessary or desirable for any contingent or unforeseen liabilities or obligations of the Company, which reserves shall be paid over to licensed attorney to hold in escrow for a period of two years for the purpose of payment of any liabilities and obligations, at the expiration of which period the balance of such reserves shall be distributed as provided; (4)to the Members in proportion to their respective capital accounts until each Member has received cash distributions equal to any positive balance in their capital account, in accordance with the rules and requirements of Treas. Reg. Section 1.704-1(b)(2)(ii)(b); and (5) to the Members in proportion to the Members' Percentage Interests.

Upon compliance with the distribution plan, the Members shall no longer be Members, and the Company shall execute, acknowledge and cause to be filed any documents or instruments as may be necessary or appropriate to evidence the dissolution and termination of the Company pursuant to the Statutes.

Rights and Preferences

The relative rights and preferences of Membership Certificate Holders shall be such as is stated in any resolution(s) adopted by the members determining the relative rights and preferences thereof.

- Revenue Sharing Promissory Note: 0

Terms

Investment Max: $107,000

Investment Multiple: 1.5X

Revenue Sharing Percentage: 20% of gross profit (excluding any gross profit attributable to rebates or refunds) each quarter until 100% of your principal is returned plus 50% on top.

Voting Rights

Holders of revenue share promissory notes are not entitled to vote in regards to the corporate actions of ARO Holdings.

Rights to Receive Liquidation Distributions

In the event of the liquidation or dissolution of ARO Holdings, holders of the revenue share promissory notes will be entitled to receive payment for the outstanding debt resulting from the liquidation of the business assets.

*This is only a summary of the terms of the note. For a full set of terms, see the Exhibit attached to the Offering Document.

What it means to be a Minority Holder

As an investor in the Revenue Share Promissory Note of ARO Holdings LLC, you will not have any rights in regards to the corporate actions of ARO Holdings, including the election of directors, the amendment of organizational documents, the issuance of securities and/or debt, the redemption or repurchase of securities, mergers, acquisitions, sales of all or substantially all of ARO Holdings assets and related party transactions.

Dilution

Investors should understand the potential for dilution of their revenue share payouts from ARO Holdings LLC. Each investor payout from ARO could be diluted due to ARO increasing the offering maximum and taking on additional revenue sharing agreements. When this occurs, the percentage of the payout % will decrease.

Example:

<u>Target Raise Amount</u>

Offering Raised: $107,000

Investment: $10,000

% of Gross Profit Payout: 9.3%

<u>If the company raises more than the maximum, the payout % will decrease.</u>

Offering Raised: $200,000

Investment: $10,000

% of Gross Profit Payout: 5%

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

Gross Sales:

In 2015, we generated $62k in gross sales, of which 83% was in-store and 17% online. In 2016, we generated $101k in gross sales, of which 70% was in-store and 30% online. The year over year gross sales increase was 63%. In 2017, management is projecting gross sales of $135k, of which 65% will be in-store and 35% online.

Cost of Golds Sold:

In 2015, cost of goods sold was $32k, generating 48% gross profit. In 2016, cost of goods sold was $59k, generating 42% gross profit. The decrease in gross profit was driven by timing of consignment payments, higher shipping costs and markdowns. In 2017, management is projecting cost of goods sold at $72k, generating a 47% gross profit.

Expenses:

In 2015, total operating expenses was $33k, which comprised 53% of gross sales. In 2016, total operating expenses was $55k, which comprised 54% of gross sales. During 2016, the company moved to a larger retail space and incurred double rent in June 2016 and incremental rent expense of $400/month.

With the capital injection, we strongly believe this will help the business grow by allowing the company to increase marketing spend, allow us to purchase more inventory and help start building an in-house brand.

The company has yet turned a profit, but management is projecting to generate positive EBITDA by the end of 2018, early 2019. Upon completion of the Saltillo retail development, we expect foot traffic to increase significantly, which in turn should generating higher sales and profitability.

Financial Milestones

Since ARO's inception, we have seen significant improvement to the top line. In 2016, gross sales increased by $38.9k, or 63%, compared to 2015. In 2017, the company's gross sales is projected to improve by $35k, or 35%, compared to 2016.

The company has also seen improvement in the e-commerce / store sales mix. E-commerce made up 17% of gross sales in 2015, 30% in 2016 and 35% projected in 2017.

Sales Mix:

	E-Commerce	|	Store
2015 (actual)	17%		83%
2016 (actual)	30%		70%
2017 (forecast)	35%		65%
2018 (forecast)	40%		60%
2019 (forecast)	45%		55%
2020 (forecast)	50%		50%
2021 (forecast)	55%		45%

Due to ARO's investment for future growth, the company is currently generating operating losses. With additional capital, this will help ARO purchase more inventory, hire staff, increase ad spend and launch an in-house line (higher gross margin). These items are key in growing revenue, improving gross profit and EBITDA.

The team currently forecasts 2017, 2018, 2019, 2020 and 2021 gross revenue of $136k, $176k, $247k, $346k and $484k, respectively, and believes the company will generate positive EBITDA in 2019.

Due to the Plaza Saltillo development, the company is projecting 30% top line growth in 2018. Upon completion of the development (estimated late 2018 / early 2019), the company is projecting top line to increase 40%.

Liquidity and Capital Resources

Proceeds from the offering will help ARO's cash flow, since the company will be able to pay off and/or reduce existing debt payments. The company is currently generating operating losses as we grow and most likely require additional infusion of new capital to continue business operations. We will likely continue to seek capital infusion through crowdfunding offerings, debt, equity or any other method available to the company. The company is currently estimating it will need approximately between $50-100k over the next 12 months to continue with our growth initiatives.

Our ability to meet our goals is dependent upon our ability to generate sufficient cash flow from operations to meet our obligations and/or to obtain additional capital. There is no guarantee we will be successful in these efforts.

At the moment, the available sources of capital to the company are friends/family loans, members contribution, OnDeck, Behalf and Square Capital.

Indebtedness

The company had long-term debt of $20,121 at the end of 2016. - LiftFund: Principal $25,890 | Rate 14% | Term 36 months - Other: Principal $7,000 | Rate 0% | Term 24 months The company had short-term debt of $17,061 at the end of 2016. - Square Capital: Principal $8,000 | Rate 13.25% | Term dependent on store sales - Kickfurther: Principal $19,500 | Rate 15% | Term dependent on store sales

Recent offerings of securities

None

Valuation

$1,000,000.00

The valuation was determined based off a multiple of future earnings. The terms of the revenue sharing promissory note were determined arbitrarily by the Managers based on the capital requirements of the Company.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6,420
Escrow Fees	$0	$0
Professional Fees	$1,500	$2,200
Net Proceeds	$7,900	$98,380
Use of Net Proceeds:		
R& D & Production	N/A	N/A
Marketing	$500	$10,000
Working Capital	$3,000	$34,500
Inventory	$2,400	$31,880
Reduction in Current Liabilities	$2,000	$22,000
Total Use of Net Proceeds	$7,900	$98,380

We are raising capital to help fund our growth by acquiring more inventory, increase advertising/marketing, reduce cash burn-rate and help launch our in-house line.

We are seeking to raise a minimum of $10,000 and up to $107,000 (target amount) in this offering through Regulation Crowdfunding.

Professional Fees:

Allocation of these funds will be used to compensate video production and attorney

fees incurred during this campaign.

Marketing:

Allocation of these funds will be used to advertise and promote ARO's online and in-store presence.

- Online promotion will include: Email retargeting (AdRoll), Facebook/Instagram Advertising, Social Media Influencers and blogger outreach.
- In-store promotion will include: local advertisement, sponsored store events and direct mail.

Working Capital:

Allocation of these funds will be used for overhead expenses and cost associated with launching an in-house line.

Inventory:

Allocation of these funds will be used to purchase inventory.

- Jewelry
- Clothing
- Apothecary
- Home Goods

Reduction in Current Liabilities:

Allocation of these funds will be used to reduce our current liabilities. These include the following:

- Accounts Payable (previous inventory orders)
- Square Capital
- Behalf
- Kickfurther

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF

Annual Report

The company will make annual reports available on its website (www.shop-aro.com/other/investor). The annual reports will be available within 120 days of the end of the most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR ARO Holdings LLC

[See attached]

I, Leslie Hernandez (Print Name), the majority owner (Principal Executive Officers) of ARO Holdings LLC (Company Name), hereby certify that the financial statements of ARO Holdings LLC (Company Name) and notes thereto for the periods ending 12/31/15 (first Fiscal Year End of Review) and 12/31/16 (second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2016, the amounts reported on our tax returns were total income of $-30,963; taxable income of $ 0 and total tax of $ 0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 11/04/17 (Date of Execution).

Leslie Hernandez (Signature)

Owner_____ (Title)

11/04/17_____ (Date)

ARO HOLDINGS LLC
FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2016 and 2015

ARO Holdings LLC
Index to Financial Statements
(unaudited)

ARO HOLDINGS LLC
BALANCE SHEETS
DECEMBER 31, 2016 AND 2015
(unaudited)

	31 Dec 2016	31 Dec 2015
Assets		
Cash and Cash Equivalents		
ARO Holdings LLC	$2,552.44	$3,122.90
Total Cash and Cash Equivalents	**$2,552.44**	**$3,122.90**
Current Assets		
Accounts Receivable	$2,381.59	$551.17
Inventory Asset	$54,253.04	$35,980.96
Total Current Assets	**$56,634.63**	**$36,532.13**
Property, Plant and Equipment		
Furniture / Fixtures	$17,784.58	$7,150.00
Pegalo Property Build-out	$9,913.29	$0.00
Total Property, Plant and Equipment	**$27,697.87**	**$7,150.00**
Other Non-current Assets		
Pegalo Properties Deposit	$4,200.00	$0.00
Total Other Non-current Assets	**$4,200.00**	**$0.00**
Total Assets	**$91,084.94**	**$46,805.03**
Liabilities and Equity		
Liabilities		
Current Liabilities		
Accounts Payable	$12,464.14	$0.00
AMEX	$8,599.67	$7,666.06
Behalf	$377.67	$0.00
Capital One	$1,751.82	$1,904.99
Chase Business Ink	$6,703.80	$0.00
Consignment Payment Liability	$0.00	$1,822.30
E.5th Security Deposit	$2,100.00	$0.00
F&F Loan (JC)	$5,000.00	$0.00
F&F Loan (RC)	$1,723.71	$0.00
Kickfurther Loan	$10,869.06	$5,082.05
Payroll Wages Payable	$269.84	$0.00
Square Capital	$6,192.28	$3,806.09
State Payroll Liability	$19.26	$0.00
Total Current Liabilities	**$56,071.25**	**$20,281.49**
Non-Current Liabilities		
LiftFund Loan	$20,120.83	$0.00
Total Non-Current Liabilities	**$20,120.83**	**$0.00**
Total Liabilities	**$76,192.08**	**$20,281.49**
Total Equity	**$14,892.86**	**$26,523.54**
Total Liabilities and Equity	**$91,084.94**	**$46,805.03**


ARO HOLDINGS LLC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)


January to December 2016

Revenue	
Sales	$100,834
Discount Received	-$3,071
Total Revenue	**$97,763**
Less Cost of Sales	
Cost of Goods Sold	$52,236
Shipping	$3,983
Square / PayPal Fee	$3,007
Total Cost of Sales	**$59,226**
Gross Profit	**$38,537**
Other Income and Expense	
Advertising	-$2,481
Bank Service Charges	-$604
Insurance	-$1,003
License & Fees	-$1,564
Travel & Entertainment	-$2,133
Professional Fees	-$5,031
Security	-$292
Store / Office Supplies	-$3,252
Store Rent	-$32,396
Temp Labor	-$5,787
Total Other Income and Expense	**-$54,543**
EBITDA	**-$16,006**
Interest	-$4,877
Depreciation	-$10,080
Net Income	**-$30,963**

ARO HOLDINGS LLC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

January to December 2015

Revenue	
Sales	$61,983
Discount Received	-$8,506
Total Revenue	**$53,477**
Less Cost of Sales	
Cost of Goods Sold	$29,545
Shipping	$1,123
Square / PayPal Fee	$1,574
Total Cost of Sales	**$32,242**
Gross Profit	**$21,235**
Other Income and Expense	
Advertising	-$3,004
Bank Service Charges	-$524
Insurance	-$677
License & Fees	-$1,817
Travel & Entertainment	-$3,564
Miscellaneous	-$460
Professional Fees	-$2,333
Store / Office Supplies	-$5,182
Store Rent	-$13,675
Wages	-$1,571
Total Other Income and Expense	**-$32,807**
EBITDA	**-$11,572**
Interest	-$1,413
Depreciation	-$4,086
Net Income	**-$17,071**

ARO HOLDINGS LLC
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

January - December 2016

Beginning Owner's Equity	**$26,523.25**
Owner's Investment	$16,447.21
Net Income	-$30,963.00
Subtotal	-$14,515.79
Owner's Draw / Investment	$2,885.40
Ending Owner's Equity	**$14,892.86**

January - December 2015

Beginning Owner's Equity	**$15,000.00**
Owner's Investment	$31,208.48
Net Income	-$17,071.00
Subtotal	$14,137.48
Owner's Draw / Investment	-$2,614.23
Ending Owner's Equity	**$26,523.25**

ARO HOLDINGS LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

January - December 2016

Operating Activities

Net Income	-$30,963.00
Increase in Accounts Receivable	$1,830.42
Increase in Inventory	-$18,272.08
Cash used in Operating Activities	-$47,404.66

Investing Activities	$0.00

Financing Activities

Investment by Members	$16,447.21
Loans	$33,509.89
Net Increase in Cash	$2,552.44

January - December 2015

Operating Activities

Net Income	-$17,071.00
Increase in Accounts Receivable	$551.17
Increase in Inventory	-$35,980.96
Cash used in Operating Activities	-$52,500.79

Investing Activities	$0.00

Financing Activities

Investment by Members	$31,208.48
Loans	$24,415.21
Net Increase in Cash	$3,122.90

NOTE 1 – NATURE OF OPERATIONS

ARO was formed as a partnership on September 20, 2014 ("Inception"). On June 14, 2016, ARO changed from a partnership to a LLC (ARO Holdings LLC) in the State of Texas. The financial statements of ARO Holdings LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Austin, TX.

ARO Holdings LLC hand-picks the best independent + emerging designers from around the country and curate them in a way that makes shopping fun and not overwhelming. Our collection of jewelry, clothing, shoes, and home goods provides the customer with unique, accessible options for cultivating a personal yet of-the-moment style. We sell directly to consumers in our Austin location and online at shop-aro.com.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2015 and 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from sales of our inventory sold directly to consumers when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Texas state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Long-Term Debt:
LiftFund: Principal $25,890 | Rate 14% | Term 36 months
Other: Principal $7,000 | Rate 0% | Term 24 months

Short-Term Debt:
Square Capital: Principal $8,000 | Rate 13.25% | Term dependent on store sales
Kickfurther: Principal $19,500 | Rate 15% | Term dependent on store sales

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

Store Lease:
ARO Holdings LLC signed a 5-year lease with Pegalo Properties on June 1, 2016.

NOTE 5 – STOCKHOLDERS' EQUITY

ARO Holdings LLC has not issued shares of common or preferred stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through May 1, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

ARO is pending StartEngine Approval

ARO

Overview | Team | Terms | Updates | Comments | Share

Bringing you the best in independent + emerging designers.

Invest in ARO

About the Founder

The Offering

Investment

Type | Revenue Share

Minimum $100 Investment

Perks

** All perks occur after the offering is completed.*

Lesser Gonzalez x ARO tote

Limited edition totes will be included with all investment levels.

All perks occur after the offering is completed.

ARO fosters the growth of independent and emerging designers. We give them a platform to showcase their products and connect them with creative women who desire inspired, special pieces.

Accomplishments + Opportunities for Growth

Our Accomplishments

Opportunities for Growth

East Austin Area Highlights

Map of Neighborhood + Rendering of Plaza Saltillo Development

Read more about our neighborhood...

East 5th Street

...and the development changing our area...

Plaza Saltillo

...which was recently featured in the...

New York Times!

ARO Designers

What makes ARO unique?

Our Market and Industry

Significant Market Findings

What is Slow Fashion + Ethical Fashion?

Slow fashion and ethical fashion are interchangeable terms that are used to describe apparel that is made using non-exploitive labor practices.

Source via the Ethical Fashion Forum

Brick-and-Mortar + E commerce Market Findings

Fashion Segment Revenue Projections

Use of Proceeds

Buying Merchandise for Our Online Store + Store Front

Marketing and Advertising

Brand Development for In-House Jewelry Line

Employees + Store Staff

In-store + Social Media Experience

In the Press

Meet the Founder

Leslie Hernandez

And the Rest of the Team

VIDEO TRANSCRIPT (Exhibit D)

I'm Leslie, the founder of ARO, a retail company that focuses on independent and emerging design. Our goal is to give designers a platform to showcase their products and connect with creative consumers who desire inspired, ethical, unique pieces. I use my background in retail and design to present a curated collection of jewelry, clothing and lifestyle goods.

The combination of online presence and brick-and-mortar store has allowed us to grow into a company with customer base both in Austin and around the world. Social media platforms broaden the audience and give creative women regular inspiration; in turn creating our customer base. We are located in East Austin, the mecca of design and creatives in the city. East Austin is undergoing an influx of development, the number of residents has grown dramatically in the past few years, and we expect this trend to continue, expanding our customer base.

We meet with designers one-on-one, support their creative processes, and curate products to bring exclusive designs to our customer. Every piece at ARO has a story behind it and our customer can be confident that their purchase supports the dreams of the designer. We curate high-quality designs that are hip, timeless and appeal to women in every stage of life.

Our designers represent a wide range of identities and backgrounds. As a woman of color, I feel drawn to support diversity in small businesses. Your support of ARO supports the spirit and philosophy of creative diversity.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

Subscription Agreement and Promissory Note

NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND

INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%

%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Revenue Sharing Promissory Note (the "Securities"), of %%NAME_OF_ISSUER%%], a %%STATE_OF_INCORPORATION%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed %%MAX_FUNDING%% (the "Oversubscription Offering"). Providing that subscriptions for %%MIN_FUNDING%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by %%ESCROW_AGENT%% (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as

recorded by CrowdManage (a "Cap Table Management service operated by StartEngine Crowdfunding, Inc.."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_OF_INCORPORATION%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at %%END_DATE_FINANCIAL_REVIEW%% and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms,

except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

> (i) To the Company;

> (ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

> (iii) As part of an offering registered under the Securities Act with the SEC; or

> (iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

> (i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

> (ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price

to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED

EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: %%ADDRESS_OF_ISSUER%%

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

%%NAME_OF_ISSUER%%

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)	The aggregate purchase price for the Convertible Notes the undersigned hereby irrevocably subscribes for is:	%%VESTING_AMOUNT%%

(b)	The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

%%SUBSCRIBER_DETAILS_WITH_TAX_ID%%

%%SUBSCRIBER_SIGNATURE%%

Date

*	*	*	*	*

This Subscription is accepted on %%TODAY%%.

%%NAME_OF_ISSUER%%

By:

%%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF

HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

REVENUE SHARING PROMISSORY NOTE

SERIES 2017 - CF

$%%VESTING_AMOUNT%%

%%TODAY%%

FOR VALUE RECEIVED, %%NAME_OF_ISSUER%% (the "Company"), promises to pay to the order of %%VESTING_NAME%% ("Subscriber") an amount equal to %%VESTING__AMOUNT%%, calculated by multiplying the Principal by the Investment Multiple (the "Amount Due"). This note (the "Note") is issued as part of a series of similar notes (each a "Note" and collectively, the "Notes") to be issued pursuant to the terms of that certain Note Subscription Agreement ("Note Subscription Agreement"), dated as of %%TODAY%% [DATE], by and among the Company, Subscriber, and the other Subscribers thereto. This Note is subject to the following terms and conditions:

1. Definitions

(a) Closing Date means the date on which the funds are released to the Company under the Offering. In the event that multiple closings occur in this Offering, the Closing Date applicable to all Notes shall be the last closing in this Offering.

(b) Initial Grace Period means a 12-month period following the Closing Date.

(c) **Investment Multiple** means 1.5x.

(d) **Investor Proportion** means, with respect to each Subscriber, a fraction, the numerator of which is the Principal applicable to such Subscriber, and the denominator of which is the Offering Amount.

(e) **Majority in Interest** means those Subscribers whose collective Investor Proportions is greater than 50% of the Offering Amount.

(f) **Maturity Date** means the first business day of the 3 month following the Initial Grace Period.

(g) **Offering** means the offering of securities under Regulation Crowdfunding under which these Notes were issued.

(h) **Offering Amount** means the aggregate amount of Notes that all Subscribers have purchased in connection with the Offering.

(i) **Periodic Payment** means, with respect to each applicable 3 month period, the Investor Proportion applied to the Periodic Gross Profit for such 3 month period multiplied by the Revenue Sharing Percentage.

(j) **Periodic Gross Profit** means, with respect to each 3 month period, the gross profit of the Company calculated on a cash basis during such 3 month period, excluding any revenue attributable to rebates or refunds received in cash by the Company with respect to any prior expenses incurred by the Company.

(k) **Principal** means, with respect to each Subscriber, the amount contributed by the Subscriber as set forth above in this Note.

(l) **Repayment Triggering Event** means an event or series of events by which (i) the persons who hold equity interests in the Company on the Closing Date cease to own and control at least 51% of the equity interests in the Company on a fully diluted basis, (ii) the Company merges, consolidates or enters into any similar combination with any other entity (with or without the Company being the continuing or surviving entity), (iii) the Company disposes all or substantially all of its assets to any other entity, or (iv) the Company liquidates, winds up or dissolves itself (or suffers any liquidation, windup, or dissolution).

(m) **Revenue Sharing Percentage** means 20% of each period's Periodic Gross Profit.

(n) **Total Payment** means (i) the sum of the Principal of all Subscribers multiplied by (ii) the Investment Multiple.

2. Note Payments

(a) In consideration for the amount subscribed, and subject to the terms and conditions of the Note Subscription Agreement, the Company agrees to make Periodic Payments to the Subscriber in arrears by the 7th business day after the close of the 3 month period following the Initial Grace Period until the Company has paid 100% of the Amount Due to the Subscriber.

(b) If the amount of a scheduled Periodic Payment exceeds the unpaid balance of the Total Payment, the Company shall pay to the Subscriber an amount equal to the unpaid balance of the Amount Due to the Subscriber in lieu of such Periodic Payment. In no event shall the Company be obligated to pay any amount to the Subscribers in excess of the Total Payment.

(c) If the Periodic Gross Profit for any 3 month period is equal to or less than zero, no Periodic Payment will be due to the Subscribers with respect to such 3 month period.

(d) The Company may, in its sole discretion and without penalty, prepay the Notes in whole or in part.

(e) If the Company's payment of any Periodic Payment due hereunder is more than 10 days late, the Company shall pay a late fee in an amount equal to 5.0% of such outstanding payment, to the extent permitted by applicable law. Each such fee shall be due and payable at the time of the next Periodic Payment.

(f) If, on the Maturity Date, the Subscribers have not received an aggregate amount of Periodic Payments and prepayments equal to the Total Payment, the Company shall, within 10 business days of the Maturity Date, pay to each Subscriber an amount equal to the unpaid balance of the Investor Proportion of the Total Payment.

3. Events of Default

Each of the following shall constitute an "Event of Default"

(a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues for 10 business days.

(b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues for 10 business days.

(c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

(d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

(e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

(f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

(g) Any representation or warranty made by the Company under the Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under

this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

(h) The occurrence of a Repayment Triggering Event.

4. Remedies

(a) If any Event of Default occurs, the unpaid portion of the Total Payment, and all other amounts payable hereunder to the Subscribers shall become immediately due and payable by the Company to the Subscribers, in accordance with each Subscriber's Investor Proportion.

(b) If this Note is placed in the hands of an attorney for collection after default, or if all or any part of the indebtedness represented hereby is proved, established or collected in any court or in any bankruptcy, receivership, debtor relief, probate, or other court proceedings, the Company and all endorsers, sureties, and guarantors of this Note jointly and severally agree to pay reasonable out-of-pocket fees of external counsel and reasonable collection costs to the holder hereof in addition to the principal and interest payable hereunder.

5. General

(a) Transfer; Successors and Assigns. The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and assigns of the Company and the Subscriber. Notwithstanding the foregoing, the Subscriber may not assign, pledge, or otherwise transfer this Note without the prior written consent of the Company. Subject to the preceding sentence, this Note may be transferred only upon surrender of the original Note for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Company. Thereupon, a new note for the same principal amount and Revenue Sharing Percentage will be issued to the transferee.

(b) Governing Law. This Note and all acts and transactions pursuant hereto and the rights and obligations of the Company and the Subscriber shall be governed, construed and interpreted in accordance with the laws of the State of Texas, without giving effect to principles of conflicts of law.

(c) Notices. Any notice required or permitted by this Note shall be in writing and shall be deemed sufficient when delivered personally, by overnight courier, or sent by email or fax (upon customary confirmation of receipt), or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address or fax number as set forth on the signature page, as subsequently modified by written notice, or if no address is specified on the signature page, at the most recent address set forth in the Company's books and records.

(d) Amendments and Waivers. Any term of this Note may be amended only with the written consent of the Company and the Majority in Interest; provided, however, that any such amendment or waiver that applies to or affects any Subscriber in any manner different than such amendment or waiver applies to or affects other Subscribers shall require the written consent of the Subscribers representing a majority of the outstanding

principal amount of indebtedness represented by all Notes held by such Subscribers that are so differently affected. Any amendment or waiver effected in accordance with this Section 5 shall be binding upon the Company, each Subscriber and each transferee of any Note.

(e) Entire Agreement. This Note, together with the Subscription Agreement and the documents referred to therein, constitutes the entire agreement between the Company and the Subscriber pertaining to the subject matter hereof, and any and all other written or oral agreements existing between the Company and the Subscriber are expressly canceled.

(f) Counterparts. This Note may be executed in any number of counterparts, each of which will be deemed to be an original and all of which together will constitute a single agreement.

(g) Loss of Note. Upon receipt by the Company of evidence satisfactory to it of the loss, theft, destruction or mutilation of this Note or any Note exchanged for it, and indemnity satisfactory to the Company (in case of loss, theft or destruction) or surrender and cancellation of such Note (in the case of mutilation), the Company will make and deliver in lieu of such Note a new Note of like tenor.

(h) Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

IN WITNESS WHEREOF, the undersigned has executed this Note effective as of the date above first written.

%%NAME_OF_ISSUER%%:

By: ____%%ISSUER_SIGNATURE%%____

Name: %%NAME_OF_ISSUER%%

Title: %%ISSUER_TITLE%%

Investor:

By: %%INVESTOR_SIGNATURES%%

Name: %%VESTING_AS%%

Title: %%INVESTOR_TITLE%%

Email: %%VESTING_AS_EMAIL%%

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